MAR 02 2009

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Washington, DC
106

MAR 02 2009

Washington, DC
106

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09058545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradesco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street - 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paulo Faustino da Costa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me and personally known on this 20th day of Feb. 2009

RAFAELLA ANGEROSI
Notary Public - State of New York
No. 01AN6180012
Qualified in New York County
My Commission Expires January 7, 2012

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bradesco Securities, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
Bradesco Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Bradesco Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 4,546,384
Receivables from clearing organization	684,153
Securities owned, at market value	11,027,157
Equipment and leasehold improvements net of accumulated depreciation of $261,490	140,742
Receivables from affiliates	7,662,985
Other assets	588,312
Total assets	$ 24,649,733
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 4,082,907
Total liabilities	4,082,907
Commitments and contingent liabilities (note 4)	
Stockholder's equity	
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares	11,000
Additional paid-in capital	21,989,000
Accumulated deficit	(1,433,174)
Total stockholder's equity	20,566,826
Total liabilities and stockholder's equity	$ 24,649,733

See accompanying notes to financial statements.

1. Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority. The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 3).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

Securities and Securities Transactions

Investment securities owned, representing US dollar denominated Euro Bonds, are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are categorized as principal transactions in the statement of earnings.

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from clearing organization include certain deposits and amounts receivable from clearing organization relating to commissions and are recorded in the statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company adopted the provisions of FIN 48 on January 1, 2007. On the date of adoption, the Company did not record any adjustment for uncertain tax liabilities.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

Commissions
Commission fees are calculated as $0.01 to $0.05 per share per trade and are recorded on a trade – date basis as securities transactions occur.

Fair Value of Financial Instruments

SFAS No. 157. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition. Pursuant to SFAS No. 157, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

SFAS No 157 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

SFAS No. 159. Effective January 1, 2008 the Company adopted SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and to provide additional information that will help investors and other users of financial statements to understand more easily the effect on earnings of the Company's choice to use fair value. Adoption of FAS 159 did not have a material effect on the firm's financial condition.

3. Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. (the Bank), together with affiliated companies, provide and account for a portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing Institutional Clients to Bradesco S.A. Corretora (Corretora).

At December 31, 2008, cash and cash equivalents included in the accompanying statement of financial condition consists of deposits and operating accounts with the Branch and amounted to $203,075.

4. Commitments and Contingent Liabilities

On March 15, 2006 the Company entered into a lease agreement for office space that will expire on October 30, 2016. Beginning July 1, 2006, the Company is obligated to pay $15,005 per month through June 30, 2011, and $16,206 per month thereafter. The Company was entitled to an abatement in the amount of $15,005 per month for the first four consecutive months.

The Company has a contractual obligation to pay $12,000 per year under the intercompany agreement with the Branch, which expires on December 31, 2009.

The Branch has issued a letter of credit to the Company's lessor as a security deposit in connection with the lease, for a total of $100,835. The Company in turn has pledged an $111,000 certificate of deposit to the Branch as collateral for the letter of credit.

5. Securities Owned

As of December 31, 2008, the Company has an investment in Euro Bonds denominated in US dollars of $11,027,157 stated at market value, with maturities from July 2, 2013 to January 11, 2016. These investments are held by the custodian bank Banco Bradesco Grand Cayman. At December 31, 2008, $4,955,247 of the securities owned by the Company are invested in Euro Bonds issued by Petroleo Brasileiro S/A – PETROBRAS, and $6,071,910 issued by Vale Overseas Limited – VALEBZ.

The fair value of the Bonds is based upon Level 1. The Fair Value Hierarchy level of the Bond is based on unadjusted quoted price in active market. The Company's management reviews the instruments in order to determine the level those investments should be reported. Certificates of Deposits are also considered a Level 1 instrument.

The Company did not have any assets that would be reported in Level 3 during the year ended December 31, 2008.

6. Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements at December 31, 2008 are summarized as follows:

Equipment	$ 303,932
Leasehold improvements	98,300
	402,232
Less accumulated depreciation and amortization	(261,490)
	$ 140,742

7. Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5%, and management has the ability to make discretionary contributions above the matching contribution. However, matching contributions could not exceed defined limits set by the Bank.

8. Income Tax

Deferred income taxes have been recorded for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

The components of the deferred tax assets and liabilities at December 31, 2008 are summarized as follows:

Deferred tax assets	
Deferred rent	$ 28,918
Accrued bonuses	369,996
Unrealized gain on securities owned	35,177
Capital loss carryovers	724,691
Less: Valuation allowance on capital loss carryovers	(724,691)
Total deferred tax assets, net of valuation allowance	$ 434,091
Deferred tax liabilities	
Depreciation and amortization	$ 1,353
Total deferred tax liabilities	1,353
Deferred taxes	$ 432,738

At December 31, 2008, the Company had capital loss carryovers of $1,606,028 related to losses on principal transactions. The Company recorded a related deferred income tax asset of $724,691 and an offsetting valuation allowance. These carryovers are subject to annual limitations on utilization and they will begin to expire in 2009, with the majority expiring in 2012.

The Company had a multi-year transfer pricing study completed in the current fiscal period. As a result of this study the Company recorded a transfer pricing adjustment related to the prior year in the current year.

The Company had a transfer pricing study completed in the current fiscal period. As a result of that study it was determined that the Company should record a transfer pricing adjustment related to the prior year as a catch-up adjustment in the current year.

The Company continually evaluates proposed adjustments by taxing authorities. The tax years 2005 through 2007 remain subject to examination by tax authorities in the jurisdictions to which the Company is subject to tax.

The Company has no FIN 48 liabilities as of December 31, 2008.

9. Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3%. At December 31, 2008, the Company had net capital of $941,742, which was $669,548 in excess of required net capital. Aggregate indebtedness as of December 31, 2008 was $4,082,908 resulting in a net capital percentage of 433.54%.